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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

CATASYS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44919F104
(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Ave., Suite 100 E. Tower Santa Monica, CA 90404 310-576-3502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44919F104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David E. Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
11,083,186(1)

8.	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
11,083,186 (1)

10.	SHARED DISPOSITIVE POWER	[_]
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11,083,186 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.3%(1)(2)

14.	TYPE OF REPORTING PERSON*
IN

(1)  Includes (i) 5,265,916 shares of Common Stock, par value $0.0001 per share ("Common Stock"), (ii) warrants to purchase 3,201,885 shares of Common Stock and (iii) a senior secured convertible note convertible into 2,615,385 shares of Common Stock.

(2)  Based on 21,704,217 shares of Common Stock of Catasys, Inc. (the "Issuer") issued and outstanding as of October 5, 2011, as reported in the Issuer's S-1/A, as filed with the Securities and Exchange Commission on October 11, 2011.

CUSIP No.	44919F104

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON NOVEMBER 26, 2010.

Item 2.	Identity and Background.

(a-c,f)
This Schedule 13D/A is being filed by David E. Smith.  Mr. Smith is the managing member of Coast Investment Management, LLC, a Delaware limited liability company.  Mr. Smith is also the President and a member of the Board of Managers of Coast Asset Management, LLC, a Delaware limited liability company.

The principal business address for Mr. Smith is c/o Coast Asset Management, LLC, 2450 Colorado Ave., Suite 100 E. Tower, Santa Monica, CA 90404.

David E. Smith is a United States Citizen.

	(d)	David E. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
David E. Smith has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON NOVEMBER 26, 2010.

Item 4.	Purpose of Transaction.

David E. Smith is reporting the acquisition of Common Stock, a senior secured convertible note and a warrant to purchase Common Stock.  Mr. Smith is also reporting the conversion of a promissory note into Common Stock.  The purpose of the transactions is for general investment purposes.

Item 5.	Interest in Securities of the Issuer.
ITEM 5 OF THE SCHEDULE 13D FILED ON NOVEMBER 26, 2010 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a,b)
As of the date hereof David E. Smith may be deemed to be the beneficial owner of 11,083,186 Common Stock, constituting 40.3% of the Common Stock of the Issuer, based upon 21,704,217 Common Stock outstanding as of October 5, 2011, according to the Issuer's S-1/A filed with the Securities and Exchange Commission on October 11, 2011.

David E. Smith has the sole power to vote or direct the vote of 11,083,186 Common Stock; has the shared power to vote or direct the vote of 0 Common Stock; has sole power to dispose or direct the disposition of 11,083,186 Common Stock; and has shared power to dispose or direct the disposition of 0 Common Stock.

David E. Smith is deemed to beneficially own 11,083,186 Common Stock through his current ownership of 5,265,916 Common Stock, the convertible note (entitling Mr. Smith to purchase 2,615,385 Common Stock) and warrants (entitling Mr. Smith to purchase 3,201,885 Common Stock).

(c)
The trading dates, number of Common Stock purchased and sold and price per Common Stock for all transactions and distributions in the Common Stock by the Reporting Persons since March 17, 2011 are set forth in Exhibit A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

Exhibit A:  Transactions in the Common Stock since March 17, 2011.

Exhibit B:  A copy of the Issuer's 8-K Filed on October 7, 2011 disclosing the material terms of the disclosed transaction with David E. Smith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2011
(Date)

/s/ David E. Smith
(Signature)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

Transactions in the Issuer's Common Stock

Date of Transaction	Number of Shares (1) Purchase/(Sold)	Price per Share

3/17/2011	4,452,081 (2)	0.40
9/1/2011	457	0.32
9/2/2011	250	0.32

(1) Number of shares and price paid per share have been adjusted to account for recent 40-1 reverse stock split.

(2) Acquired through the conversion of a promissory note, including accrued interest, into Common Stock.

SK 26024 0001 1232426

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 5, 2011

Catasys, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-31932	88-0464853
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11150 Santa Monica Boulevard, Suite 1500 Los Angeles, California	90025
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (310) 444-4300

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On October 5, 2011, Catasys, Inc. (the "Company") entered into a Securities Purchase Agreement (the "Agreement") with David E. Smith, for $680,000 and issued a senior secured convertible note (the "Note") and a warrant to purchase an aggregate of 2,615,385 shares of the Company's common stock, par value $0.0001 per share (the "Common Stock"), at an exercise price of $0.32 per share (the "Warrant").  The exercise price and number of shares of Common Stock of the Warrant are subject to adjustment for financings and share issuances below the initial exercise price.

The Agreement contains customary affirmative covenants for facilities of this type, including covenants pertaining to financial information, notices of default, maintenance of business and insurance, collateral matters, and compliance with laws, as well as customary negative covenants for facilities of this type, including restrictions on the disposition of assets.

The Note matures on January 5, 2012 and bears interest at an annual rate of 12% payable in cash at maturity, prepayment or conversion.  The Note and any accrued interest are convertible at the holder's option into common stock or the next financing the Company enters into in an amount of at least $2,000,000 (a "Qualified Financing").  The conversion price for the Note is equal to the lower of (i) $0.26 per share of Common Stock, and (ii) the lowest price per share of Common Stock into which any security is convertible in any Qualified Financing.  The Note is secured by a first priority security interest in all assets of the Company on a pari passu basis with the holder of the secured note issued by the Company on August 17, 2011 (the "Socius Note").

Effective October 5, 2011, the Company entered into a Consent Agreement (the "Consent Agreement") with Socius Capital Group, LLC ("Socius"), an affiliate of Terren S. Peizer, Chairman and Chief Executive Officer of the Company, and David E. Smith.  The Consent Agreement provided that the maturity date of the the Socius note be extended to  January 5, 2011, and provided that consent to the Socius Note and the Note be secured by a first priority security interest in all assets of the Company on a pari passu basis.

The foregoing descriptions of the Agreement, the Consent, the Note and the Warrant do not purport to be complete and are qualified in their entirety by the documents, which are attached as Exhibits 10.1, 10.2, 4.1, and 4.2,  respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On October 5, 2011, the Company issued a Note secured by all of the Company's assets as described in Item 1.01 of this Current Report on Form 8-K.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On October 5, 2011, the Company incurred a direct obligation to repay $680,000 as described in Item 1.01 of this Current Report on Form 8-K.

Item 3.02 Unregistered Sales of Equity Securities.

On October 5, 2011, the Company issued the Note and the Warrant as described in Item 1.01 of this Current Report on Form 8-K. The issuance was exempt from registration pursuant to the exemption afforded by Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

No.	Description
4.1	Secured Convertible Promissory Note, dated October 5, 2011
4.2	Warrant, dated October 5, 2011
10.1	Securities Purchase Agreement, dated October 5, 2011
10.2	Consent Agreement, dated October 5, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CATASYS, INC.

Date: October 7, 2011	By:	/s/ SUSAN E. ETZEL
Susan E. Etzel
Chief Financial Officer